Exhibit 99.1

MIND CTI Reports Results for the Second Quarter of 2013

*AGM Resolutions Approved

Yoqneam, Israel, August 7, 2013 — MIND C.T.I. LTD. (NasdaqGM:MNDO), a leading provider of convergent end-to-end billing and customer care product based solutions for service providers as well as call accounting solutions, today announced results for its second quarter ended June 30, 2013.

The following will summarize our major achievements in the second quarter of 2013 as well as our business. Full financial results can be found in the Investors section of our website at www.mindcti.com/investor/PressReleases.asp and in our Form 6-K filed with the Securities and Exchange Commission.

Financial Highlights

•	Revenues were $4.42 million, compared with $5.29 million in the second quarter of 2012 and with $4.44 million in the first quarter of 2013.
•	Gross profit was $2.55 million, or 58% of revenue, compared with $2.51 million, or 47% of revenue, in the second quarter of 2012.
•	Operating income was $454 thousand, or 10.3% of revenue, compared with $710 thousand, or 13.4% of revenue, in the second quarter of 2012.
•	Net income was $402 thousand, or $0.02 per share, compared with $549 thousand, or $0.03 per share, in the second quarter of 2012.
•	Cash flow from operating activities was $1.1 million.
•	Two wins and some follow-on orders.

As of June 30, 2013 we had 355 employees in our four offices, compared with 336 as of June 30, 2012.

Monica Iancu, MIND's CEO, commented: "The second quarter soft revenue reflects the factors we emphasized repeatedly in the past and the delayed timing of wins that we expected to materialize in the first quarter. Increased expenses, partially due to detrimental exchange rates, had their impact on our lower than targeted margins. We are excited and encouraged with the new deals that we won this quarter as we competed with larger companies. The carriers’ feedback is that we provide a robust feature rich solution at a much better value than our competition. In addition, we received reconfirmation of customer satisfaction by being the platform of choice at an existing customer. We see this trend of unifying platforms as a general one and expect to benefit from it in the future.”

Cash Position

The cash position including available for sale securities was $17.5 million as of June 30, 2013, compared with approximately $21.1 million as of March 31, 2013.

The change in the cash position reflects the operating cash flow of $1.1 million in the second quarter of 2013, offset by the dividend distribution of approximately $4.53 million in April 2013.

Revenue Distribution for Q2 2013

Sales in the Americas represented 66.1%, sales in Europe represented 21.9%, sales in Israel represented 6.4% and the rest of the world represented 5.6% of total revenue.

Revenue from customer care and billing software totaled $3.25 million, while revenue from enterprise call accounting software totaled $1.17 thousand.

Revenue from licenses was $1.02 million, or 23% of total revenue, while revenue from maintenance and additional services was $3.40 million, or 77%.

Two New Wins and Follow-on Orders

One win this quarter is to deploy our prepaid wireless platform for a new customer. We expect to enhance this relationship with future orders by replacing existing platforms with our solutions until they reach the full convergence offered by us. The contract includes real time interfaces for Voice, SMS and Data. MIND’s unique promotions, alerting and Voice & Data rating capabilities will help this customer increase subscriber base. MIND will provide multiple avenues for top up through USSD, Web Selfcare, IVR, Vouchers, Point of Sale and through the call center which is expected to increase ARPU. MIND’s multiple prepaid business models will allow for the carrier to target additional prepaid market segments.

A significant additional win is with an existing customer who utilized MIND’s postpaid wireless solution. Our customer conducted a detailed search for a platform that unifies the multiple services and prepaid & postpaid business models. The carrier provides Cable, Wireless, Wireline & Broadband services. With this upgrade MIND will implement a fully convergent solution to support prepaid and postpaid for Wireline, Wireless, Broadband and Cable in one system. MIND’s cross product discounting capabilities and hybrid real time prepaid & postpaid capabilities within the same account will provide additional market segments enabling the carrier to target growth.

The follow-on orders include an upgrade to support LTE data throttling, some license increases and some additional onsite professional services.

AGM Update

The Company held its Annual General Meeting of Shareholders on June 24, 2013 and all the proposed resolutions were approved.

Future Active Pursuit of Acquisitions

Given our strong cash position and our experienced enhanced organization, we believe that we are well positioned and have the required resources to respond to potentially increasing market needs and at the same time we will focus on targeting potential acquisitions that could benefit the company growth similar to the strategic acquisition in 2005 that strengthened our presence in the US and in the mobile market. The active pursuit will focus on acquisition targets at reasonable valuations that satisfy the criteria we defined: proven revenue generation, complementary technology and geography and expected accretion to earnings within two to three quarters.

Monica added: "The new wins that we closed this quarter, one by mid quarter and one at the very end, are expected to have a positive impact on our results as they translate into revenues and we thrive to achieve higher operating margins through improved efficiencies. At the same time, in the short to medium term, the net income is expected to be significantly lower than in previous years."

About MIND

MIND CTI Ltd. is a leading provider of convergent end-to-end billing and customer care product based solutions for service providers as well as telecom expense management (call accounting) solutions. MIND provides a complete range of billing applications for any business model (license, managed service or complete outsourced billing service) for Wireless, Wireline, VoIP and Quad-play carriers in more than 40 countries around the world. A global company, with over thirteen years of experience in providing solutions to carriers and enterprises, MIND operates from offices in the United States, UK, Romania and Israel.

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995: All statements other than historical facts included in the foregoing press release regarding the Company's business strategy are "forward-looking statements." These statements are based on management's beliefs and assumptions and on information currently available to management. Forward-looking statements are not guarantees of future performance, and actual results may materially differ. The forward-looking statements involve risks, uncertainties, and assumptions, including the risks discussed in the Company's filings with the United States Securities Exchange Commission. The Company does not undertake to update any forward-looking information.

For more information please contact:

Andrea Dray

MIND CTI Ltd.

Tel: +972-4-993-6666

investor@mindcti.com

MIND C.T.I. LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30,	December 31,
	2013	2012
	(Unaudited)	(Audited)
	U.S. $ in thousands
A s s e t s
CURRENT ASSETS:
Cash and cash equivalents	$13,678	$13,310
Short term bank deposits	3,365	5,567
Accounts receivable:
Trade	839	850
Other	240	159
Prepaid expenses	208	95
Deferred cost of revenues	106	584
Deferred taxes	124	124
Inventories	13	13
Total current assets	18,573	20,702

INVESTMENTS AND OTHER NON CURRENT ASSETS:
Available for sale securities	492	504
Severance Pay Fund	1,521	1,399
Deferred taxes	15	15
PROPERTY AND EQUIPMENT, net of accumulated depreciation
and amortization	691	681
GOODWILL	5,430	5,430
Total assets	$26,722	$28,731

Liabilities and shareholders’ equity
CURRENT LIABILITIES :
Accounts payable and accruals:
Trade	$533	$113
Other	1,298	1,151
Deferred revenues	3,663	2,259
Total current liabilities	5,494	3,523
LONG TERM LIABILITIES :
Deferred revenues	376	487
Employee rights upon retirement	1,760	1,615
Total liabilities	7,630	5,625

SHAREHOLDERS’ EQUITY:
Share capital	54	54
Additional paid-in capital	30,171	30,138
Accumulated other comprehensive income	6	17
Differences from translation of foreign currency financial statements of a subsidiary	(1,184)	(1,043)
Treasury shares	(2,287)	(2,360)
Accumulated deficit	(7,668)	(3,700)
Total shareholders’ equity	19,092	23,106
Total liabilities and shareholders’ equity	$26,722	$28,731

MIND C.T.I. LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Six months		Three months		Year ended
	ended June 30		ended June 30		December 31,
	2013	2012	2013	2012	2012
	(Unaudited)				(Audited)
	U.S. $ in thousands
	(except per share data)

Revenues	$8,860	$10,546	$4,417	$5,285	$20,209
Cost of revenues	4,126	4,781	1,869	2,779	7,852
Gross profit	4,734	5,765	2,548	2,506	12,357
Research and development expenses	2,483	2,326	1,293	1,128	4,643
Selling and marketing expenses	826	742	408	259	1,524
General and administrative expenses	831	851	393	409	1,818
Operating income	594	1,846	454	710	4,372
Financial income (expenses) - net	126	24	(7)	(160)	298
Income before taxes on income	720	1,870	447	550	4,670
Income tax expense	156	211	45	1	392
Net income for the period	$564	$1,659	$402	$549	$4,278

Earning per ordinary share:
Basic and diluted	$0.03	$0.09	$0.02	$0.03	$0.23

Weighted average number of ordinary shares used in computation of earnings per ordinary share -
in thousands:

Basic	18,852	18,756	18,885	18,772	18,767

Diluted	18,881	18,790	18,894	18,786	18,846

MIND C.T.I. LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six months		Three months		Year ended
	ended June 30		ended June 30		December 31,
	2013	2012	2013	2012	2012
	(Unaudited)				(Audited)
	U.S. $ in thousands
Cash flows from operating activities:
Net income	$564	$1,659	$402	$549	$4,278
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	118	145	57	74	270
Financial loss (income) from available for sale securities	1	(3)	1	1	(3)
Deferred income taxes, net	-	-	-	-	138
Accrued severance pay	99	82	43	(3)	147
Capital loss (gain) on sale of property and equipment - net	(6)	(7)	(8)	1	14
Employees share-based compensation expenses	33	42	12	21	80
Realized loss on sale of available for sale securities	-	24	-	-	24
Changes in operating asset and liability items:
Decrease (increase) in accounts receivable:
Trade	11	429	423	1,419	913
Other	(78)	(6)	(50)	(118)	149
Decrease (increase) in prepaid expenses and deferred charges	365	502	44	712	456
Decrease in inventories	-	-	-	-	16
Increase (decrease) in accounts payable and accruals:
Trade	421	(195)	345	(96)	(639)
Other	150	278	(155)	(427)	(65)
Increase (decrease) in deferred revenues	1,311	226	(32)	(532)	(842)
Net cash provided by operating activities	2,989	3,176	1,082	1,601	4,936

Cash flows from investing activities:
Purchase of property and equipment	(141)	(100)	(81)	(15)	(169)
Sale of available for sale securities	-	444	-	-	444
Severance pay funds	(76)	(44)	(34)	(9)	(174)
Investment in short term bank deposits	-	-	(1,127)	-	(1,258)
Proceeds from short term bank deposits	2,099	1,957	-	874	-
Proceeds from sale of property and equipment	19	39	9	23	84
Net cash provided by (used in) investing activities	1,901	2,296	(1,233)	873	(1,073)

Cash flows from financing activities:
Employee stock options exercised and paid	73	32	-	4	41
Dividend paid	(4,532)	(4,505)	(4,532)	(1,173)	(4,505)
Net cash used in financing activities	(4,459)	(4,473)	(4,532)	(1,169)	(4,464)

Translation adjustments on cash and Cash equivalents	(63)	19	13	(17)	45
Increase (decrease) in cash and cash equivalents	368	1,018	(4,670)	1,288	(556)

Balance of cash and cash equivalents at beginning of period	13,310	13,866	18,348	13,596	13,866
Balance of cash and cash equivalents at end of period	$13,678	$14,884	$13,678	$14,884	$13,310